UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

eHi Car Services Limited

(Name of the Issuer)

Ctrip Investment Holding Ltd.
C-Travel International Limited
Ctrip.com International, Ltd.
Ocean General Partners Limited
Ocean Voyage L.P.
Ocean Imagination L.P.

Nanyan Zheng
Tianyi Jiang

(Names of Persons Filing Statement)

Class A Common Shares, par value US$0.001 per share*
American Depositary Shares, each representing two Class A Common Shares
(Title of Class of Securities)

26853A100**
(CUSIP Number)

Ctrip Investment Holding Ltd. C-Travel International Limited Ctrip.com International, Ltd. c/o 99 Fu Quan Road, Shanghai 200335 People’s Republic of China Phone: +86 21 3406 4880	Ocean General Partners Limited Ocean Voyage L.P. Ocean Imagination L.P. Nanyan Zheng Tianyi Jiang Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong Fax: +852 3421 0430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong Tel: +852 3740 4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Jing An Kerry Centre, Tower II 1539 Nanjing West Road, Shanghai 200040 People’s Republic of China Tel: +86 21 6193 8200

This statement is filed in connection with (check the appropriate box):

a.             ☐            The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.             ☐            The filing of a registration statement under the Securities Act of 1933.

c.             ☐            A tender offer

d.             ☒           None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
US$60,278,465	US$7,505

*                             Not for trading, but only in connection with the listing on The New York Stock Exchange of the American Depositary Shares, each representing two Class A Common Shares.

**                      CUSIP number of the American Depositary Shares, each representing two Class A Common Shares.

***               Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated based on the purchase of up to 19,131 Class A Common Shares, 7,789,310 Class B Common Shares and 272,358 American Depositary Shares (each, an “ADS”) of eHi Car Services Limited at a price of no less than US$13.50 to US$14.50 per ADS (no less than US$6.75 to US$7.25 per Common Share).

****        The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018, was calculated by multiplying the Transaction Valuation by 0.0001245.

☐                        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits and annexes hereto (this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Ctrip Investment Holding Ltd., a company organized under the laws of the Cayman Islands (“Ctrip Investment”); (b) C-Travel International Limited, a company organized under the laws of the Cayman Islands (“C-Travel”); (c) Ctrip.com International, Ltd., a company organized under the laws of the Cayman Islands (“Ctrip”, and together with Ctrip Investment and C-Travel, the “Ctrip Filing Persons”); (d) Ocean General Partners Limited, a company incorporated under the laws of the Cayman Islands (“Ocean GP”); (e) Ocean Voyage L.P., an exempted limited partnership registered under the laws of the Cayman Islands (“Ocean Voyage”), (f) Ocean Imagination L.P., an exempted limited partnership registered under the laws of the Cayman Islands (“Ocean Imagination”), (g) Mr. Nanyan Zheng, a PRC citizen, with the principal business address at Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong (“Mr. Zheng”) and (h) Mr. Tianyi Jiang, a Hong Kong permanent resident, with the principal business address at Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong (“Mr. Jiang”, and, together with Ocean GP, Ocean Voyage, Ocean Imagination and Mr. Zheng, the “Ocean Filing Persons”).

On April 2, 2018, an affiliate of the Ocean Reporting Persons, Ocean Link Partners Limited (“OLPL”), submitted a preliminary, non-binding proposal (the “Ocean Proposal”) to the Board of Directors (the “Board”) of eHi Car Services Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), pursuant to which OLPL proposed to acquire all of the outstanding common shares of the Company (the “Common Shares”), including Common Shares represented by ADSs, for US$14.50 in cash per ADS or US$7.25 in cash per Common Share (as revised and superseded by the Revised Ocean Proposal, the “Ocean Proposed Transaction”).

On April 6, 2018, Ctrip Investment entered into a consortium agreement (the “Consortium Agreement”) with Ocean Imagination (Ctrip Investment, Ocean Imagination and other parties who join the Ocean Consortium from time to time, the “Ocean Consortium Members,” and collectively, the “Ocean Consortium”), pursuant to which the Ocean Consortium Members will cooperate in good faith in connection with the Ocean Proposed Transaction. The Consortium Agreement provides, among other things, for the cooperation and participation in the: (a) evaluation of the Company, including conducting due diligence of the Company and its business; (b) discussions regarding the Ocean Proposed Transaction and the Company; (c) negotiations of the terms of definitive documentation in connection with the Ocean Proposed Transaction; and (d) engagement of advisors. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) twelve (12) months following the termination of the Consortium Agreement as a result of the Ocean Consortium Members and/or the Company being unable to reach agreement on the terms of the Ocean Proposed Transaction, or (ii) the termination of the Consortium Agreement on the occurrence of other termination events, the Ocean Consortium Members have agreed to deal exclusively with each other with respect to the Ocean Proposed Transaction.

On April 23, 2018, Ignition Growth Capital I, L.P. (“IGC”) and Ignition Growth Capital Managing Directors Fund I, L.P. (“IGCMDF”, and together with IGC, “Ignition”) delivered to Ctrip Investment and Ctrip the Notice of Proposed Sale of Shares of the Company (the “Ignition First Offer Notice”), which set forth the material terms and conditions upon which Ignition proposes to sell Ctrip Investment and Crawford all of the 37,501 Class A Common Shares, 6,187,197 Class B Common Shares and 533,885 ADSs held by them in the Company (the “Ignition Subject Securities”).

On April 25, 2018, GS Car Rental HK Parallel Limited (“GS HK Parallel”) and GS Car Rental HK Limited (“GS HK”, and, together with GS HK Parallel, “GS”) delivered to Ctrip Investment the First Offer Notice (the “GS First Offer Notice”, and, together with the Ignition First Offer Notice, the “First Offer Notices”), which set forth the material terms and conditions upon which GS proposes to sell Ctrip Investment and Crawford all of the 9,081,665 Class B Common Shares held by them in the Company (the “GS Subject Securities”, and, together with the Ignition Subject Securities, the “Subject Securities”).

The First Offer Notices were delivered pursuant to Section 3.7 of the Third Amended and Restated Investors’ Rights Agreement, dated as of December 11, 2013 (the “Investors Rights Agreement”) by and among the Company, Mr. Ruiping Zhang and the other parties listed therein. Pursuant to Section 3.7 of the Investors Rights Agreement, if either Ignition or GS proposes to sell or otherwise transfer any shares of the Company (the “ROFO Shares”) to any third party in a private sale other than their affiliates or competitors of the Company, Ctrip Investment and The Crawford Group, Inc. (“Crawford”) shall have a right of first offer to purchase all but not less than all of the ROFO Shares. If the sum of the ROFO Shares that Ctrip Investment and Crawford wish to purchase under Section 3.7 of the Investors Rights Agreement exceeds the total number of ROFO Shares, Ctrip Investment and Crawford shall each be assigned a pro rata share of the ROFO Shares for purchase. To exercise their rights of first offer, Ctrip Investment and Crawford must indicate their intention to exercise their right of first offer by delivering an acceptance notice in writing within a period of ten (10) days after the date on which they receive each of the Ignition First Offer Notice and the GS First Offer Notice. At the time of filing this Schedule 13E-3, each of Ctrip Investment and Crawford has elected to purchase all of the ROFO Shares. As a result, each of Ctrip Investment and Crawford could purchase its pro rata portion of the ROFO Shares.

On June 29, 2018, the Ocean Consortium submitted a revised, non-binding proposal (the “Revised Ocean Proposal”) to the Board, pursuant to which the Ocean Consortium proposed to acquire all of the Common Shares, including Common Shares represented by ADSs, for US$15.50 in cash per ADS or US$7.75 in cash per Common Share.

The Filing Persons are filing this Schedule 13E-3 because the proposed purchases of the Subject Securities by Ctrip Investment from Ignition and GS, respectively, on the terms and subject to the conditions set forth in the First Offer Notices (collectively, the “ROFO Purchases”), which, in light of the formation of the Ocean Consortium and the Ocean Proposed Transaction, may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. In particular, such purchase of securities of the Company may facilitate a transaction that would cause the ADSs to be held of record by fewer than 300 persons, the ADSs to be delisted from The New York Stock Exchange (the “NYSE”) and/or the termination of the registration of the ADSs under Section 12 of the Securities Act of 1933, as amended (the “Securities Act”).

At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of Filing Persons. At this time, the special committee of the Board, formed to evaluate the preliminary, non-binding proposal submitted by Goliath Advisors Limited (“Goliath”) to the Board on November 26, 2017, pursuant to which it proposed to acquire all of the outstanding Common Shares (including Common Shares represented by ADSs) for US$13.35 in cash per ADS or US$6.675 in cash per Common Share, which was later superseded and replaced by the preliminary, non-binding proposal (the “Chairman Proposal”) submitted by Mr. Ray Ruiping Zhang (the “Chairman”), the Company’s Chairman and Chief Executive Officer and MBK Partners HK Limited (“MBKP”, together with the Chairman and other investors participating in the Chairman Proposal, the “Chairman Consortium”), or any other going-private transaction involving the Company (the “Special Committee”), has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. The Ocean Proposal provides that a binding commitment with respect to the Ocean Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents. If and when such a transaction is agreed to between the Ocean Consortium and the Company, the Filing Persons intend to amend this Schedule 13E-3.

Neither the SEC nor any state securities commission has approved or disapproved the ROFO Purchases or the Ocean Transaction, passed upon the merits or fairness of the ROFO Purchases or the Ocean Transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1            Summary Term Sheet

This Schedule 13E-3 is being filed in connection with the ROFO Purchases by Ctrip Investment from Ignition and GS on the terms and subject to the conditions set forth in the First Offer Notices. The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchases, in light of the formation of the Ocean Consortium and the Ocean Proposed Transaction, may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act.

ROFO Purchases

At the time of filing this Schedule 13E-3, each of Ctrip Investment and Crawford has elected to purchase all of the ROFO Shares. As a result, each of Ctrip Investment and Crawford could purchase its pro rata portion of the ROFO Shares.

Ignition Purchase

The Filing Persons anticipate that the purchase of the Ignition Subject Securities would likely be effected with Ctrip Investment entering into a securities purchase agreement with Ignition, pursuant to which at the closing (“Ignition ROFO Closing”), Ignition may sell to Ctrip Investment, and Ctrip Investment will purchase from Ignition, 19,131 Class A Common Shares and 272,358 ADSs (representing 544,716 Class A Common Shares) for a purchase price per ADS of US$13.50, and 3,156,358 Class B Common Shares for a purchase price per ADS of no less than US$14.50. The aggregate purchase price of the Ignition Purchase is approximately US$26,689,563. Pursuant to the terms of the Ignition SPA, the purchase price for the Class B Common Shares may be adjusted upwards to reflect the difference between (i) the higher price (A) paid by Ctrip Investment or the Ocean Consortium to any other holder of Class B Common Shares, or (B) paid to Ctrip Investment by another Ocean Consortium Member and (ii) US$7.25 (equivalent to a price of US$14.50 per ADS).

GS Purchase

The Filing Persons anticipate that the purchase of the GS Subject Securities would likely be effected with Ctrip Investment entering into a securities purchase agreement with GS, pursuant to which at the closing (“GS ROFO Closing”), GS may sell to Ctrip Investment, and Ctrip Investment will purchase from 4,632,952 Class B Common Shares for a purchase price per ADS of no less than US$14.50 and an aggregate purchase price of approximately US$33,588,902. Pursuant to the GS First Offer Notice, until the later of (i) 18 months from the date of the GS ROFO Closing, or (ii) (a) the completion of any go-private transaction, or (b) the withdrawal and/or termination of all go-private transactions submitted to the board of directors of the Company, the purchase price for the GS Subject Securities may be adjusted upwards to reflect the difference between (i) the higher price per Class B Common Share (A) paid by Ctrip Investment or the Ocean Consortium to any other holder of Class B Common Shares, or (B) paid to Ctrip Investment by another Ocean Consortium Member and (ii) US$7.25 (equivalent to a price of US$14.50 per ADS).

Item 2            Subject Company Information

The Filing Persons are filing this Schedule 13E-3 because the Filing Persons intend to purchase securities of the Company, eHi Car Services Limited. The principal offices of the Company are located at Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai 200062, People’s Republic of China. The Company’s telephone number is +86 21 6468 7000.

As of April 26, 2018, the Company had 74,279,018 Class A Common Shares (each a “Class A Common Share”) and 65,638,557 Class B Common Shares (each a “Class B Common Share”), in each case, outstanding, and approximately 1,027,288 Class A Common Shares were represented by ADSs, as set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on April 30, 2018 (the “Annual Report”).

The ADSs are traded on the NYSE under the symbol “EHIC”. The high and low sales prices of the ADSs during each quarter during the last two years are as follows:

Quarter-End Date	High Sales Price (US$)	Low Sales Price (US$)
06/30/2016	12.00	9.47
09/30/2016	11.72	9.83
12/31/2016	11.35	8.32
03/31/2017	10.78	9.48
06/30/2017	10.29	9.25
09/30/2017	10.00	8.91
12/31/2017	12.20	9.75
03/31/2018	12.77	11.33
06/30/2018	13.45	12.31
Current fiscal quarter (through August 7, 2018)	13.13	12.53

According to information provided by the Company to the Filing Persons and the Company’s Annual Report, the Company has not paid any dividends during the past two years with respect to the ADSs or the Common Shares.

Item 3            Identity and Background of Filing Person

Ctrip Filing Persons

Each of Ctrip Filing Persons is a company organized under the laws of the Cayman Islands. The principal business and office address of each Ctrip Filing Person is 99 Fu Quan Road, Shanghai 200335, The People’s Republic of China.

Ctrip is a leading provider of accommodation reservation, transportation ticketing, package tour and corporate travel management and other travel-related services in China. It has gone through rapid growth since its inception in 1999 and become China’s largest travel company. Ctrip, along with its invested companies, generated more than RMB350 billion in gross merchandise value in 2015. Ctrip is currently listed on the NASDAQ with a market cap of roughly US$20 billion, which makes it one of the world’s largest online travel agents. C-Travel and Ctrip Investment are formed to carry out the various equity and/or strategic investment activities of Ctrip.

The Ocean Filing Persons

Each of Ocean Imagination and Ocean Voyage is an exempted limited partnership registered under the laws of the Cayman Islands. Ocean GP is a company incorporated under the laws of the Cayman Islands. The principal business address of each Ocean Reporting Person is Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong.

Ocean Imagination is an investment holding vehicle and engages in investments in the travel industry in China. Ocean Voyage is the general partner of Ocean Imagination and Ocean GP is the general partner of Ocean Voyage.

Additional information regarding the Filing Persons is set forth in Annex A, which is attached hereto and incorporated herein by reference.

Item 4            Terms of the Transaction

At the time of filing this Schedule 13E-3, each of Ctrip Investment and Crawford has elected to purchase all of the ROFO Shares. As a result, each of Ctrip Investment and Crawford could purchase its pro rata portion of the ROFO Shares.

Ignition Purchase

The Filing Persons anticipate that the purchase of the Ignition Subject Securities would likely be effected with Ctrip Investment entering into a securities purchase agreement with Ignition, pursuant to which at the closing (“Ignition ROFO Closing”), Ignition may sell to Ctrip Investment, and Ctrip Investment will purchase from Ignition, 19,131 Class A Common Shares and 272,358 ADSs (representing 544,716 Class A Common Shares) for a purchase price per ADS of US$13.50, and 3,156,358 Class B Common Shares for a purchase price per ADS of no less than US$14.50. The aggregate purchase price of the Ignition Purchase is approximately US$26,689,563. Pursuant to the terms of the Ignition SPA, until the later of (i) 18 months from the date of the Ignition ROFO Closing, or (ii)(a) the completion of any go-private transaction, or (b) the withdrawal and/or termination of all go-private transactions submitted to the board of directors of the Company, the purchase price for the Class B Common Shares may be adjusted upwards to reflect the difference between (i) the higher price (A) paid by Ctrip Investment or the Ocean Consortium to any other holder of Class B Common Shares, or (B) paid to Ctrip Investment by another Ocean Consortium Member and (ii) US$7.25 (equivalent to a price of US$14.50 per ADS).

GS Purchase

The Filing Persons anticipate that the purchase of the GS Subject Securities would likely be effected with Ctrip Investment entering into a securities purchase agreement with GS, pursuant to which at the closing (“GS ROFO Closing”), GS may sell to Ctrip Investment, and Ctrip Investment will purchase from GS 4,632,952 Class B Common Shares for a purchase price per ADS of no less than US$14.50 and an aggregate purchase price of approximately US$33,588,902. Pursuant to the GS First Offer Notice, until the later of (i) 18 months from the date of the GS ROFO Closing, or (ii) (a) the completion of any go-private transaction, or (b) the withdrawal and/or all go-private transactions submitted to the board of directors of the Company, the purchase price for the GS Subject Securities may be adjusted upwards to reflect the difference between (i) the higher price per Class B Common Share (A) paid by Ctrip Investment or the Ocean Consortium to any other holder of Class B Common Shares, or (B) paid to Ctrip Investment by another Ocean Consortium Member and (ii) US$7.25 (equivalent to a price of US$14.50 per ADS).

Ctrip Investment is in the process of negotiating the securities purchase agreement with Ignition and GS.

Different Terms, Dissenters’ Rights, Provisions for Unaffiliated Security Holders, Eligibility of Listing or Trading

The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchases may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. The Ocean Proposal provides that a binding commitment with respect to the Ocean Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents. Therefore, in connection with the ROFO Purchases: (a) there are no terms or arrangements of a Rule 13e-3 transaction that treat any holders of Common Shares or ADSs differently from other holders of Common Shares or ADSs; (b) there are no dissenters’ or appraisal rights available to the holders of Common Shares under the laws of the Cayman Islands; (c) no provision has been made to (i) grant unaffiliated security holders access to the corporate files of the Filing Persons or (ii) obtain counsel or appraisal services at the expense of the Filing Persons; and (d) there is no transaction involving the offer of securities of any of the Filing Persons in exchange for Common Shares or ADSs held by unaffiliated security holders of the Company.

Item 5            Past Contacts, Transactions, Negotiations and Agreements

All dates and times referenced in this Item 5 to this Schedule 13E-3 refer to China Standard Time.

(a)         Transactions.

The Company is the designated and preferred business partner of Ctrip in providing car rental services. Ctrip has integrated access to the Company’s car rental reservation system on its website since May 2012 and in its mobile applications since June 2014. In addition, in December 2014, the Company started to expand and promote its chauffeured car services to business-to-consumer model, primarily through Ctrip’s platform. While the Company maintains cooperation with Ctrip in various aspects, the Company has not entered into any written partnership agreement with Ctrip. For more information on the Company’s past business transactions with Ctrip, please refer to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 30, 2018.

(b)         Significant Corporate Events.

Not applicable.

(c)          Negotiations or Contacts.

The GAL Proposal

On November 26, 2017, the Company received a preliminary non-binding proposal letter from Goliath to acquire all outstanding Common Shares of the Company for US$13.35 in cash per ADS or US$6.675 per common share in cash.

On December 7, 2017, the Chairman, together with the Company’s financial advisor, met with Ctrip representatives to invited Ctrip to join a consortium with Goliath and the Chairman, with Ctrip being a rollover shareholder. Nothing was formalized at the meeting.

The Chairman Proposal

Between late December 2017 and early April 2018, representatives of Ctrip attended several meetings and teleconferences with the Chairman, the Company’s financial advisor, and, after the Chairman Consortium was formed occasionally other representatives from the Chairman Consortium to discuss the prospect of Ctrip joining the Chairman and the Chairman Consortium supporting the Chairman Proposal.

During these discussions and meetings, the representatives of Ctrip and the Chairman Consortium were unable to reach an agreement on the terms under the Chairman Proposal.

The Ocean Proposal

On April 2, 2018, OLPL submitted the Ocean Proposal to the Board, pursuant to which OLPL, an affiliate of the Ocean Filing Persons, proposed to acquire all of the outstanding Common Shares, including Common Shares represented by ADSs, for US$14.50 in cash per ADS or US$7.25 in cash per Common Share.

On the morning of April 3, 2018, given that the Company had not disclosed the Ocean Proposal, representatives of the Ocean Filing Persons reached out to shareholders of the Company, including representatives of Ctrip, to explore the possibility of such shareholders joining OLPL in the Ocean Proposed Transaction.

Also on April 3, 2018, representative of Duff & Phelps, financial advisor to the Special Committee, contacted representatives of the Ocean Filing Persons to discuss the Ocean Proposal. During the discussion, representatives of the Ocean Filing Persons expressed the strong commitment of the Ocean Filing Persons to bring the Ocean Proposed Transaction to fruition and their willingness to cooperate with the Special Committee to expedite the Ocean Proposed Transaction from a logistical perspective, including due diligence and negotiation of definitive documents. After the discussion, representatives of Duff & Phelps proposed a call between representatives of the Ocean Filing Persons and Fenwick & West LLP (“Fenwick”), U.S. legal counsel to the Special Committee.

On April 4, 2018, representatives of Duff and Phelps, Fenwick, the Ocean Filing Persons and Skadden, Arps, Slate, Meagher & Flom LLP, U.S. legal counsel to the Filing Persons, held a telephonic meeting. On the call, the Ocean Filing Persons reiterated its strong interests and willingness to discuss with the Special Committee and the Board to bring to the Ocean Proposal to a successful conclusion. At the conclusion of the meeting, representatives of Duff and Phelps and Fenwick stated that they would discuss with the Special Committee with respect to the Ocean Proposal.

On April 6, 2018, Ctrip Investment entered into the Consortium Agreement with Ocean Imagination, pursuant to which the Ocean Consortium Members will cooperate in good faith in connection with the Ocean Proposed Transaction.

Later that day, the Board convened a special meeting to consider the transaction contemplated by the Chairman Proposal. At the beginning of the meeting, the director nominated by Ctrip to the Company’s Board (the “Ctrip Director “) reiterated to the Board that the meeting was invalidly convened. Each of the remaining directors of the Board disclosed his or her interests in the Chairman Transaction. The Board then proceeded to approve the Chairman Proposal and pass the board resolutions that were circulated immediately prior to the board meeting.

Immediately after the board meeting held on April 6, 2018, the Company executed the Chairman Transaction Documents with the Chairman and other parties thereto and then issued a press release announcing the execution of the Chairman Transaction Documents, and furnished the press release as an exhibit to its current report on Form 6-K.

On April 9, 2018, the Ctrip Filing Persons filed an amendment to its Schedule 13D disclosing the entering into of the Consortium Agreement between the Ocean Consortium Members. The Ctrip Filing Persons also disclosed in the amendment to Schedule 13D that the intention of the Ocean Consortium is to pursue the Ocean Proposed Transaction.

On April 10, 2018, the Board convened a special meeting to discuss developments related to the taking-private transaction and any related considerations or actions of the Board. At the beginning of the meeting, the Ctrip Director reiterated to the Board that the meeting was invalidly convened. Each of the remaining directors declared his or her interests in the Chairman Transaction. The Board reaffirmed and ratified the resolution passed at the special meeting of the Board convened on April 6, 2018

On April 13, 2018, the Ocean Consortium filed a petition and a summons for injunctive relief to the Cayman Islands Grand Court. The main purposes of these Court filings are to restrain the reliance upon, and declare void, resolutions passed at the Board Meeting dated April 6, 2018 in relation to the Chairman Proposal, and to direct the Special Committee to diligently consider the Ocean Proposal.

On April 23, 2018, Ignition delivered to Ctrip Investment and Ctrip the Ignition First Offer Notice, which set forth the material terms and conditions upon which Ignition proposes to sell Ctrip Investment the Ignition Subject Securities.

On April 25, 2018, GS delivered to Ctrip Investment the GS First Offer Notice, which set forth the material terms and conditions upon which GS proposes to sell to Ctrip Investment the GS Subject Securities.

On April 27, 2018, Ctrip Investment delivered to GS a ROFO acceptance notice confirming its commitment to purchase all of the GS Subject Securities.

On May 3, 2018, Ctrip Investment delivered to Ignition a ROFO acceptance notice confirming its commitment to purchase all of the Ignition Subject Securities. Ignition and GS also advised Ctrip that Crawford had delivered ROFO acceptance notices to each of them around the same time as Ctrip’s acceptance notices.

On May 14, 2018, the Company filed a summons requesting orders from the Cayman Court, among other things, to dismiss the winding up petition. In the alternative, if the winding up petition is not dismissed, to grant a validation order,  and a fortification order in the terms sought by the Company. The actions sought by the Company under the validation order would enable the Company to issue additional Class B Common Shares which carry ten votes per share which will have the effect of drastically diluting the voting power of existing shareholders, including the Ocean Consortium Members, pursuant to (i) a PIPE (private investment in public equity) transaction (the “PIPE Transaction”) to members of the Chairman Consortium or unaffiliated investors while disqualifying any Ocean Consortium Member from participating  in such transaction,  and (ii) implementation of a new employee incentive program, under which Class B Common Shares would be issued to the Company’s management and employees, including the Chairman, while only Class A Common Shares were issuable under the Company’s existing employee incentive plans adopted in 2010 and 2014.

On May 15, 2018, Ignition revised its original ROFO proposal to increase the price for Class B Common Shares and incorporated a price adjustment mechanism. Ctrip agreed to accept the price increase in principle and Ctrip are in further discussion and negotiation of the revised terms.

On May 16, 2018, a representative of Ocean Link emailed the Special Committee to request the Special Committee to consider the Ocean Proposal and granting the Ocean Consortium access to the due diligence materials that had been provided to the Chairman Consortium.

On May 18, 2018, Ocean Link received an email from the Special Committee requesting the Ocean Consortium to provide, among others, further details on its proposed sources, structure, location of funds for the Ocean Proposed Transaction, likely timeframe for completing due diligence, Ctrip’s investment in any entities that provides car rental services, measures taken by the Ocean Consortium to protect competitively sensitive information of the Company, and details of the Ocean Consortium’s plan on how to proceed with the Ocean Proposed Transaction.

On or around May 22, 2018, each of Ignition and GS received letters from the Company and/or Crawford alleging that Ctrip was directly, and indirectly through one of its affiliates, operating a car rental business in China and was otherwise engaging in business practices that were directly competitive with the Company’s business, and therefore  it believed that Ctrip may be deemed a “Company Competitor” (which is defined in the Investors Rights Agreement as a person or entity who (or whose affiliate) “directly or indirectly provides car rental services”, (b) any transfer of Shares (including Shares represented by ADSs) to Ctrip, whether directly or indirectly, is expressly prohibited under the Investors Rights Agreement without Crawford’s agreement, (c) the Company understands that Crawford had not provided and did not intend to provide any such written approval, and (d) the Company would not recognize any transfer in breach of the Investors Rights Agreement. Ctrip and the rest of Ocean Consortium Members were subsequently notified by the respective transaction counterparties about the allegations and the new development.

Also on May 22, 2018, Burford Capital Investment Management LLC, a holder of securities of the Company unaffiliated with the Ocean Consortium filed a Schedule 13D, attaching as an exhibit a letter it sent to the Company stating “[its] disappointment with eHi’s Board of Directors’ (“Board”) decision not to pursue a competitive and fair sales process.”… “[w]ith respect to the inequitable nature of the sales process, [it would] note that the Board has flatly ignored a higher offer—namely, the Ocean Link Consortium’s proposal to purchase all outstanding common shares of eHi in a going-private transaction for $14.50 per ADS, a price that is $1.00 per ADS higher than the price offered by [the Chairman] Consortium in the Agreement and Plan of Merger announced by eHi on April 6, 2018.”

On May 24, 2018, Ctrip responded to Ignition emphasizing that Ctrip was not a Company Competitor and that the only qualification to Ctrip’s right of first offer as set forth in the Investors Rights Agreement is the percentage of shares of the Company held by Ctrip.

Also on May 24, 2018, Ocean Link responded to the Special Committee via email providing it with information requested in the May 17 email, attaching a highly confident letter from Bank A stating that it is highly confident that it will be able to provide debt financing in the amount of no more than $800 million in connection with the Ocean Proposed Transaction.

On May 25, 2018, the Ocean Consortium filed an affirmations with the Cayman Islands Grand Court.  In the affirmation, representative of the Ocean Consortium stated that it cannot be reasonably asserted that Ctrip is a Company Competitor for the reasons set out in the four bullet points below:

•      Ctrip and the Company have completely different business models. Since before the date of the Investors Rights Agreement, Ctrip has been and still is an online platform facilitating the searching and booking of a range of travel services including accommodation reservation, transportation ticketing, packaged tours and corporate travel management. Other than investments it makes in complimentary industries (such as its investment in the Company as a leading car rental provider in China), it only acts as a portal to connect various travel service providers to consumers. This is a totally different business model as compared to the Company’s business model, which focuses exclusively on car rental and car services in the People’s Republic of China.

•      In fact, Ctrip is a long-term business partner to the Company. Since May 2012, the Company has used Ctrip as a powerful portal to promote its car rental services to consumers in China, and allowed Ctrip users to reserve rental cars with the Company. The Company is one of approximately 800 business partners of Ctrip in providing car rental services to Ctrip’s customers who have varied travel needs.

•      “Ctrip Premium Choice” is a service quality acknowledgement that Ctrip gives, from time to time, to certain reputable travel service suppliers that meet objective criteria. It has been a part of Ctrip’s offering to its users since 2016. When users search on Ctrip platform for travel service providers, the designation of “携程优选” (“Ctrip Premium Choice”) will appear next to a search result to show the qualified providers that have met a set of service standards and therefore are considered more reliable in terms of its service quality than other peer providers. Currently, there are approximately 40 suppliers of car rental services with the designation of “Ctrip Premium Choice”. “Ctrip Premium Choice” is not particularly different from the “Amazon’s Choice” designation, which Amazon applies to certain products on its marketplace on the basis of objective statistics such as a product’s pricing, rate of return and customer reviews to help consumers make informed choices. “Ctrip Premium Choice” is by no means a “competitor” of eHi, but aims to guide Ctrip’s users to quality-assured car rental services provided by third parties. Ctrip contacted the Company when it planned to launch the “Ctrip Premium Choice” designation, and shared the criteria for being listed as “Ctrip Premium Choice” with the Company. The Company is not a “Ctrip Premium Choice” provider because it has not been able to meet the criteria required.

•      While Ctrip owns 58.5% of Shanghai XiCui, an investee of Ctrip that operates mainly in advertising services and car rental services, equity investment in Shanghai XiCui was only one of many investments that Ctrip makes to complement its platform business. Shanghai XiCui operates a fleet of only around 300 vehicles for hire, whereas the Company is the second largest car rental company in China with approximately 65,000 vehicles currently in its fleet, with a projected increase in its’ fleet size to 75,000 by the end of this year. With an operational fleet more than 215 times the size of Shanghai XiCui, it is unrealistic to say that Shanghai XiCui is a Company Competitor.  Furthermore, Ctrip has entered into a definitive agreement to spin off its equity holding in Shanghai XiCui and expects the transaction to be completed soon.

On May 29, 2018, the Ocean Consortium filed an amended petition to the Cayman Islands Grand Court.

On May 30, 2018, Ocean Link received another email from the Special Committee requesting the Ocean Consortium to provide, among others, further details on its proposed sources and composition of equity and debt financing for the Ocean Proposed Transaction,  the Ocean Consortium’s plan for the 2018 Notes and 2022 Notes, and any discussion the Ocean Consortium had with Burford Capital Investment Management LLC and/or members of the Chairman Consortium.

On June 1, 2018, Ctrip received a letter from GS’s counsel requesting Ctrip to respond to the allegation made by the Company and Crawford that Ctrip was a Company Competitor. On the same day,  a representative of Ctrip reached out to Ignition providing it with an update on Ctrip’s effort to dispose of its interest in Shanghai XiCui.

On June 3, 2018, Ocean Link responded to the email from Fenwick dated June 1, 2018, providing the Special Committee with the requested information and attaching a draft merger agreement. In its response, Ocean Link laid out its proposed plan with respect to the outstanding 7.5% Senior Notes due December 8, 2018 issued by the Company (the “2018 Notes”) and 5.875% Senior Notes due August 14, 2022 issued by the Company (the “2022 Notes”; together with the 2018 Notes, the “Existing Notes”), including options to repurchase, redeem or to keep such notes outstanding. Ocean Link has also informed the Special Committee that the Ocean Consortium intends to procure sufficient debt financing to repurchase and/or redeem the Existing Notes in full (together with any consent fee and/or any applicable premium in connection therewith) if such repurchase and/or redemption will be required in connection with the Ocean Proposed Transaction, and as such, the consummation of the Ocean Proposed Transaction will not be contingent upon the success of any consent solicitation (and/or any offer to purchase) in respect of the Existing Notes.  Ocean Link also stated in its response that despite the Ocean Consortium’s openness to welcome existing shareholders to engage in discussions about their potential involvement in the Ocean Proposed Transaction, it had not received any meaningful feedback from any member of the Chairman Consortium.

On June 5, 2018, Ctrip entered into an equity transfer agreement with an unrelated third party, pursuant to which Ctrip agreed to sell to the third party all of Ctrip’s equity interest in Shanghai XiCui on arms-length basis. The parties to the equity transfer agreement intend to complete the equity transfer as soon as possible.

On June 6, 2018, Ctrip responded to GS with its belief that Ctrip was not a Company Competitor with the same reasoning elaborated in the affirmation filed by the Ocean Consortium with the Cayman Islands Grand Court on May 25, 2018.

On June 19, 2018, Ctrip received a letter from GS, which was also sent to Crawford, pursuant to which GS sought an agreed way forward mutually agreeable between Crawford and Ctrip, and if such agreement is not possible, mutually agreeable procedural steps between Crawford and Ctrip to resolve the dispute over Ctrip’s right to purchase the GS Subject Securities under the Investors Rights Agreement by June 26, 2018.

On June 29, 2018, the Ocean Consortium submitted the Revised Ocean Proposal to the Board, pursuant to which the Ocean Consortium proposed to acquire all of the Common Shares, including Common Shares represented by ADSs, for US$15.50 in cash per ADS or US$7.75 in cash per Common Share. The Ctrip Filing Persons and the Ocean Filing Persons filed amendments to their respective Schedule 13D disclosing the submission of the Revised Ocean Proposal.

Later on June 29, 2018, the Cayman Court issued a judgment in which it struck out the winding up petition which was filed by Ctrip in the Cayman Court on April 13, 2018.

On July 3, 2018, the Board formed a committee composed of directors determined by the Company to be not affiliated or associated with any member of the Chairman Consortium or the Ocean Consortium, to, among other things, investigate and determine whether Ctrip was or is engaged in business competitive with the car rental services business of the Company, and, if the independent committee deems appropriate, take actions it deems necessary to protect the interests of the Company and its shareholders as a whole.

On July 13, 2018, Ctrip completed the spin-off of its equity interest in Shanghai XiCui.

As of the date of this Schedule 13E-3, the Ocean Consortium has not been granted access to the due diligence materials that had been provided to the Chairman Consortium.

Item 6            Purposes of the Transaction and Plans or Proposals

This Schedule 13E-3 is being filed in connection with the ROFO Purchases by Ctrip Investment from Ignition and GS, respectively, on the terms and subject to the conditions set forth in the First Offer Notices. The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchases, in light of the formation of the Ocean Consortium and the Ocean Proposed Transaction, may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act.

(a)   Purposes; Reasons; and Plans.

The Ocean Proposed Transaction

Under the SEC rules governing going-private transactions, each Filing Person is deemed to be engaged in a going private transaction and, therefore, required to express his, her or its reasons and purposes for the Ocean Proposed Transaction to the holders of the Shares of the Company unaffiliated with the Ocean Consortium, as defined in Rule 13e-3 of the Exchange Act. Each Filing Person is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

For the Ocean Consortium, the purpose of the Ocean Proposed Transaction is to enable the Ocean Consortium to acquire 100% ownership of the Company, in a transaction in which the holders of the Shares of the Company unaffiliated with the Ocean Consortium will be cashed out in exchange for US$15.50 in cash per ADS or US$7.75 in cash per Common Share, as applicable, so that the Ocean Consortium and its affiliates will bear the rewards and risks of the sole ownership of the Company after the ADSs and Shares are cancelled, including any increases in value of the Company as a result of synergies with Ctrip and improvements to the Company’s operations or acquisitions of other businesses.

Synergy with Ctrip, the Company’s Long-Term Business Partner and Important Strategic Investor

Ctrip, a member of the Ocean Consortium, has been, and continues to be a long-term business partner of the Company. The Ocean Consortium is committed to the Company’s growth and development as a commercial enterprise.

Ctrip is an online platform facilitating the searching and booking of a range of travel services including accommodation reservation, transportation ticketing, packaged tours and corporate travel management. Since May 2012, the Company has used Ctrip as an online web, and (since June 2014) mobile portal to promote its car rental services to consumers in the PRC and to use that portal to allow millions of Ctrip users to reserve cars with the Company. The Company’s car rental booking through Ctrip’s mobile and web portals has grown faster than the overall growth rate of the Company from 2016 to the first quarter of 2018. Ctrip is committed to working with the Company to help it grow its business, particularly on the Ctrip platform.

In addition to the collaboration referred to above, Ctrip had also been committed to the Company’s growth and development as a commercial enterprise, not just on the Ctrip platform. In April 2015, to help the Company expand its fleet size and operations, Ctrip extended, through entrusted bank loans, a RMB300 million loan facility to the Company which had been utilized in full (and now fully paid off).

Looking ahead, the Ocean Consortium believes that the Company will have synergies with Ctrip to provide wholesome services and travel experiences to customers of both platforms. Ctrip is currently partnering with third-party suppliers and offering a car hailing platform on its portal. Ctrip’s business in this area has grown very fast and the transaction volume as a whole for travel service on Ctrip’s portal is market leading in China. The Ocean Consortium believes that the Company’s car rental business can partner with Ctrip’s car hailing services and enhance its profitability and utilization rate.

The Ocean Consortium also believes that the Ctrip will have synergies in cross-selling car rental service with other travel services available on its portal. Ctrip is one of the most well-known brands in the travel services sector. In the car rental market, leisure travel car hire and business travel car hire will be the key use cases to drive the future growth. The Ocean Consortium believes that with close collaboration between Ctrip and the Company, the Company will benefit from cross-selling and leveraging against Ctrip’s current offering within the travel value chain and thereby achieve increased revenues.

Advantages as a Private Company

The Ocean Consortium believes that the operating environment has changed significantly since the Company’s initial public offering, and that, as a privately held company, the Company will have greater flexibility to focus on addressing the challenges to the Company’s long-term profitability without the constraints caused by the public equity market’s valuation of the Company and emphasis on short-term, period-to-period performance.

The Company faces a number of challenges in the marketplace, including, among others, (i) intense domestic competition in many of the segments in which the Company operates, (ii) uncertainties regarding the growth and profitability of the car rental and car service industry in China and (iii) the investment in system upgrading and marketing that will contribute to long-term growth and profitability.

Recently, the Company faced a downgrade in credit rating which will have an adverse effect on the Company’s outstanding bonds. Furthermore, the credit rating downgrade will increase the financing cost of the Company and thus negatively affect the Company’s financing performance.

These changes have increased the uncertainty and volatility inherent in the business models of companies similar to the Company. As a result, the Ocean Consortium is of the view that there is potential for considerably greater short- and medium-term volatility in the Company’s earnings. Responding to current market challenges will require tolerance for volatility in the performance of the Company’s business and a willingness to make business decisions focused on improving the Company’s long-term profitability. The Ocean Consortium believes that these strategies would not be effectively implemented if the Company were to continue to be publicly traded in the United States. Following the Merger, the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the U.S. public market’s valuation of the Company and the emphasis on short-term, period-to-period performance.

The ROFO Purchases

For the Ocean Consortium, the reasons for and purposes of the ROFO Purchases is to enable the Ocean Consortium to accumulate Shares in the Company and ultimately consummate the Ocean Proposed Transaction.

(b)   Alternatives.

The Ocean Proposed Transaction

The Ocean Consortium decided to pursue the going-private transaction at this time because it wants to take advantage of (i) the synergies between the Company and the Ocean Consortium Members and (ii) benefits of the Company being a privately held company as described above. In the course of considering the going-private transaction, the Ocean Consortium did not consider alternative transaction structures, because the Ocean Consortium believed the Merger was the most direct and effective way to enable the Ocean Consortium to acquire ownership and control of the Company.

The ROFO Purchases

For the Ocean Consortium, alternatives to the ROFO Purchases are purchases of shares of the Company from third party in a private sale or on the public market.

(c)   Effects.

The Ocean Proposed Transaction

The Filing Persons anticipate that the Ocean Proposed Transaction would be effected pursuant to a merger of a special purpose entity with and into the Company, with the Company surviving the merger as the surviving company and a wholly-owned subsidiary of a share holding entity being formed by the Filing Persons (“Holdco”). Such a merger would result in, among other things, Holdco owning all of the issued and outstanding Common Shares (including Common Shares represented by ADSs), the ADSs ceasing to be listed for trading on the NYSE, the termination of the registration of the ADSs under Section 12 of the Securities Act, a change in the board of directors of the Company (as the surviving company in such merger) to consist solely of persons to be designated by the Ocean Consortium Members and a change in the Company’s memorandum and articles of association to reflect the fact that the Company would become a privately held company. As a privately held company, the Company will be relieved of many of the other expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, at this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. The Ocean Proposal provides that a binding commitment with respect to the Ocean Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents, which such terms and conditions will ultimately determine the effects the Ocean Proposed Transaction would have with respect to the Company, the Common Shares (including the ADSs) and the shareholders of the Company.

In the event that the Company enters into a definitive agreement with the Ocean Consortium (or any affiliates thereof) with respect to the Ocean Proposed Transaction and the Ocean Proposed Transaction is submitted for the authorization and approval by the Company’s shareholders at an extraordinary general meeting, the Filing Persons intend to vote or give voting instructions with respect to all Common Shares beneficially owned by them, in favor of the authorization and approval of the Ocean Proposed Transaction and against any alternative transaction, and intend to roll over the Common Shares owned by them (including ADSs representing Common Shares) in exchange for equity interests in Holdco.

The ROFO Purchases

In the event the ROFO Purchases are consummated,  the Filing Persons’ ownership of Common Shares will change as described below:

The Ocean Filing Persons beneficially own (i) 538,764 Class A Common Shares (including 438,764 Class A Common Shares represented by 219,382 ADSs), and (ii) 8,599,211 Class B Common Shares, which represent approximately 6.5% of the total outstanding Common Shares.

The Ctrip Filing Persons beneficially own (i) 4,300,000 Class A Common Shares, and (ii) 15,168,193 Class B Common Shares, which represent approximately 13.9% of the total outstanding Common Shares.

If the ROFO Purchases are consummated, the Ctrip Filing Persons will beneficially own (i) 4,863,847 Class A Common Shares (including Class A Common Shares represented by ADSs), and (ii) 22,957,502 Class B Common Shares, which represent approximately 19.9% of the total outstanding Common Shares.

The Filing Persons may be deemed to beneficially own 20.4% of the total outstanding Common Shares. If the ROFO Purchases are consummated, the Filing Persons will beneficially own 26.4% of the total outstanding Common Shares.

Holders of Class A Common Shares are entitled to one vote per share, while holders of Class B Common Shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A Common Shares and the Class B Common Shares beneficially owned by the Filing Persons represent approximately 33.2% of the aggregate voting power of the total outstanding Common Shares. If the ROFO Purchases are consummated, the Class A Common Shares and the Class B Common Shares beneficially owned by the Filing Persons represent approximately 43.9% of the aggregate voting power of the total outstanding Common Shares.

The percentages set forth above in this Item 6 are calculated based on 74,279,018 Class A Common Shares and 65,638,557 Class B Common Shares, in each case, outstanding as of April 26, 2018, as set forth in the Company’s Annual Report.

If the ROFO Purchases are consummated, the Class A Common Shares and the Class B Common Shares beneficially owned by the Filing Persons represent approximately 43.9% of the aggregate voting power of the total outstanding Common Shares, thus giving the Ocean Consortium a blocking right to all corporate matters of the Company that requires a special resolution, which is a resolution passed by not less than two-thirds of votes casted by the Company’s shareholders.

Item 7            Purposes, Alternatives, Reasons and Effects

At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchases may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. For the Ocean Consortium, the purpose of the Ocean Proposed Transaction is to enable the Ocean Consortium to acquire 100% ownership of the Company, in a transaction in which the holders of the Shares of the Company unaffiliated with the Ocean Consortium will be cashed out in exchange for US$15.50 in cash per ADS or US$7.75 in cash per Common Share, so that the Ocean Consortium Members will bear the rewards and risks of the sole ownership of the Company after the completion of the Ocean Proposed Transaction, including any increases in value of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses.

At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. The Ocean Proposal provides that a binding commitment with respect to the Ocean Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents. In the event a definitive agreement or understanding is entered into with respect to the Ocean Proposed Transaction, the Filing Persons anticipate that the Ocean Proposed Transaction would likely be effected pursuant to a merger of a special purpose entity with and into the Company, with the Company surviving the merger as the surviving company and a wholly-owned subsidiary of Holdco. Such a merger would result in, among other things, Holdco owning all of the issued and outstanding Common Shares (including Common Shares represented by ADSs), the ADSs ceasing to be listed for trading on the NYSE, the termination of the registration of the ADSs under Section 12 of the Securities Act, a change in the board of directors of the Company (as the surviving company in such merger) to consist solely of persons to be designated by the Ocean Consortium Members and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company. However, the terms and conditions of such a definitive agreement or understanding, if any, will ultimately determine the effects the Ocean Proposed Transaction would have with respect to the Company, the Common Shares (including the ADSs) and the shareholders of the Company.

Item 8            Fairness of the Transaction

The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchases may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. Under SEC rules governing going-private transactions, each Filing Person is required to express its belief as to the fairness of the Ocean Proposed Transaction or the ROFO Purchases to the holders of securities of the Company unaffiliated with the Ocean Consortium. Each Filing Person is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Ocean Consortium has interests in the Ocean Proposed Transaction or the ROFO Purchases that are different from, and/or in addition to, those of the other shareholders of the Company.

The Ocean Proposed Transaction

At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons with respect to which the Filing Persons would be able to assess the fairness to the unaffiliated security holders of the Company. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. Accordingly, this item is not applicable at this time.

The Ocean Consortium believes that the ROFO Purchases will provide GS and/or Ignition with immediate liquidity with respect to the ROFO Subject Securities for a certain and fair value, without having to bear the uncertainty associated with a going-private transaction.

The Ocean Consortium believes that the interests of holders of securities of the Company unaffiliated with the Ocean Consortium will be represented by the Special Committee, which will negotiate the terms and conditions of the Merger Agreement with the assistance of its independent legal and financial advisors. The Ocean Consortium will negotiate a transaction that would be most favorable to it, and not to the holders of securities of the Company unaffiliated with the Ocean Consortium and, accordingly, will not negotiate the Ocean Proposal with a goal of obtaining terms that were substantively or procedurally fair to the holders of securities of the Company unaffiliated with the Ocean Consortium. None of the Ocean Consortium Members or their respective affiliates participated in the deliberations of the Special Committee regarding, nor received any advice from the Special Committee’s independent legal or financial advisor as to, the fairness of the Ocean Proposed Transaction to the holders of securities of the Company unaffiliated with the Ocean Consortium.

Furthermore, none of the Ocean Consortium Members or their respective affiliates undertook a formal evaluation of the fairness of the Ocean Proposed Transaction to the holders of securities of the Company unaffiliated with the Ocean Consortium. No financial advisor provided any of the Ocean Consortium Members or their affiliates with any analysis or opinion with respect to the fairness of the Ocean Proposed Transaction to holders of securities of the Company unaffiliated with the Ocean Consortium.

In determining the substantive fairness of the transaction to holders of securities of the Company unaffiliated with the Ocean Consortium:

•      the Filing Persons reviewed the current and historical market prices of ADSs, and the fact that the US$15.50 per ADS purchase price offered under the Ocean Proposed Transaction represents an approximately 18.7% premium to the closing price as quoted by the NYSE on, June 28, 2018, the last trading day immediately prior to the announcement of the Revised Ocean Proposal and a premium of 24.5% to the closing price as quoted by the NYSE on, March 29, 2018, the last trading day immediately prior to the announcement of the Ocean Proposal;

•      the Filing Persons did not consider the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the Company’s shareholders, as a factor. The Filing Persons do not believe that net book value is a material indicator of the value of the Company as a going concern as it does not take into account the future prospects of the Company, market conditions, trends in the industry or the business risks inherent in competing with other companies in that industry. The Company’s net book value per Share as of December 31, 2017 was US$4.66 (based on the weighted average number of issued and outstanding Shares as of that date).

•      the Filing Persons did not consider the liquidation value of the Company’s assets as a factor because each Filing Person considers the Company to be a viable going-concern business where value is derived from cash flows generated from its continuing operations;

•      the Filing Persons implicitly considered the value of the Company in a sale as a going concern by taking into account the Company’s current and anticipated business, financial condition, results and operations, prospects and other forward-looking matters; however, the Filing Persons did not explicitly calculate a stand-alone going-concern value of the Company as a public company because the Company will have a significantly different shareholding structure following the completion of the Ocean Proposed Transaction; as a result, the Filing Persons does not believe that the going-concern value of the Company is an appropriate indicator to determine the fairness of the Ocean Proposed Transaction;

•      the Filing Persons also considered the purchase price paid to CDH Venture Partners II, L.P. on April 12, 2018, equivalent of US$14.50 per ADS, which was equal to the US$14.50 per ADS offered under the Ocean Proposal dated April 2, 2018;

•      the Filing Persons also considered the Chairman Proposal, which offered holders of securities of the Company unaffiliated with the Chairman Consortium US$13.50 per ADS; except for the Chairman Proposal (which subsequently superseded and replaced by the GAL Proposal), the Filing Persons are not aware of, and thus did not consider, any offers or proposals made by any other unaffiliated person during the past two years for (a) the merger or consolidation of the Company with or into another company, or vice versa, (b) an acquisition of the Company, (c) a tender offer or other acquisition of any class of the Company’s securities, (d) the sale or other transfer of a material amount of the assets of the Company or (e) a purchase of the Company’s securities that would enable the purchaser to exercise control over the Company.

Based on the knowledge and analysis of available information regarding the Company and consideration of factors described above, each of the Filing Persons believe that the Ocean Proposed Transaction will be conducted in a manner that is procedurally and substantively fair to holders of securities of the Company unaffiliated with the Ocean Consortium for the following reasons: (i) price offered by the Ocean Consortium at US$15.50 in cash per ADS or US$7.75 in cash per Common Share is higher than the merger consideration offered by the Chairman Consortium, and (ii) the Ocean Proposed Transaction will be evaluated by the Special Committee with the assistance of its independent legal and financial advisors.

The ROFO Purchases

The ROFO Purchases are private sales of the Shares of the Company being negotiated between the Ctrip Filing Persons and the sellers, GS and Ignition. The Ocean Consortium believes that GS and Ignition are sophisticated institutional investors capable of protecting their investment interests. Both GS and Ignition are assisted with its legal advisors in connection with the ROFO Purchases. The Ocean Proposal and the price offered thereunder was publicly available and made known to GS and Ignition by the Ctrip Filing Persons during the negotiation of the ROFO Purchase. Pursuant to the terms negotiated between the Ctrip Filing Persons and GS and Ignitions, Ctrip will pay no less than US$7.25 for each Class B Common Share, a price that equals to the offer price under the Ocean Proposal, and no less than US$6.75 for each Class A Common Share and US$13.50 for each ADS, prices that equal to the prices offered under the Chairman Proposal. In addition, the Ocean Consortium believes that the ROFO Purchases will provide GS and/or Ignition with immediate liquidity with respect to the ROFO Subject Securities for a certain and fair value, without having to bear the uncertainty associated with a going-private transaction. As a result, each Filing Persons believes that the ROFO Purchases are fair to GS and Ignition.

None of the Filing Persons or their respective affiliates undertook a formal evaluation of the fairness of the Ocean Proposed Transaction or the ROFO Purchases to the holders of securities of the Company unaffiliated with the Ocean Consortium. No financial advisor provided any of the Filing Persons or their affiliates with any analysis or opinion with respect to the fairness of the Ocean Proposed Transaction or the ROFO Purchases to the holders of securities of the Company unaffiliated with the Ocean Consortium.

Based on the foregoing, each of the Filing Persons believe that the ROFO Purchases will be conducted in a manner that is procedurally and substantively fair to holders of securities of the Company unaffiliated with the Ocean Consortium for the following reasons: (i) price offered by the Ocean Consortium to holders of securities of the Company unaffiliated with the Ocean Consortium at US$15.50 in cash per ADS or US$7.75 in cash per Common Share is higher than the purchase prices per Class A Share and per Class B Share offered to GS and Ignition under the ROFO Purchases, and (ii) the completion of the ROFO Purchases is a step in a series of transactions leading up to the Ocean Proposed Transaction, which will be evaluated by the Special Committee with the assistance of its independent legal and financial advisors.

Item 9            Reports, Opinions, Appraisals and Negotiations

The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchases may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. Accordingly, at this time, no report or opinion or appraisal from an outside party has been received by the Filing Persons that is materially related to the ROFO Purchases or a Rule 13e-3 transaction.

Item 10     Source and Amount of Funds or Other Consideration

The Ocean Proposed Transaction

The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchases may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons, with respect to which the source and amount of funds or other consideration could be stated in response to this item. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated.

The Ocean Consortium estimates that the total amount of funds necessary to complete the Ocean Proposed Transaction is anticipated to be approximately US$951.5 million (including estimated transaction and termination fees), assuming no exercise of dissenters’ rights by shareholders of the Company. This amount includes cash to be paid (i) to holders of securities of the Company unaffiliated with the Ocean Consortium and (ii) to holders of awards granted under the Share Incentive Plans, as well as the related costs and expenses in connection with the Ocean Proposed Transaction. It does not include the value of the securities of the Company currently owned by the Ocean Consortium Members (which will be cancelled and converted into ordinary shares of Holdco following the Ocean Proposed Transaction without payment of any consideration therefor), Shares held by the Ocean Consortium Members which will be rolled over into Holdco in the Ocean Proposed Transaction and treasury Shares held by the Company or any of their Subsidiaries(which will be cancelled for no consideration in the Ocean Proposed Transaction).

Equity Financing

The Ocean Consortium expects to provide US$887.4 million, the anticipated total amount of funds necessary to complete the Ocean Proposed Transaction, through cash contributions contemplated by the equity commitment to be made by the Ocean Consortium Members. The source of the equity commitment of the Ocean Consortium Members will be the Ctrip Filing Persons’,  the Ocean Filing Persons’ and any additional Ocean Consortium Members’ funds available for investment.

Debt Financing

As described above, the Ocean Consortium does not intend to finance the Ocean Proposed Transaction with any proceeds of debt financing. In the event that the Existing Notes are required to be redeemed and/or repurchased in connection with the Ocean Proposed Transaction, the Ocean Consortium intends to procure sufficient debt financing to repurchase and/or redeem the Existing Notes in full and as such, the Ocean Consortium does not expect the Ocean Proposed Transaction to be conditioned upon receipt of consent from, or any other action by, any holders of the Existing Notes.

The ROFO Purchases

The total amount of funds required to complete the ROFO Purchases will be approximately US$60,278,465. The source of the funds for the ROFO Purchases will be the Ctrip Filing Persons’ funds available for investment.

Item 11     Interest in Securities of the Subject Company

(a)         Securities Ownership.

As of the date of this Schedule 13E-3, the Ocean Filing Persons beneficially own 538,764 Class A Common Shares (including 438,764 Class A Common Shares represented by 219,382 ADSs), and (ii) 8,599,211 Class B Common Shares, which represent approximately 6.5% of the total outstanding Common Shares or approximately 11.8% of the aggregate voting power of the total outstanding Common Shares.

As of the date of this Schedule 13E-3, (i) Ctrip Investment holds 4,300,000 Class A Common Shares and 15,168,193 Class B Common Shares, which represent approximately 13.9% of the total outstanding Common Shares or approximately 21.4% of the aggregate voting power of the total outstanding Common Shares; (ii) C-Travel may be deemed under Rule 13d-3 under the Exchange Act to beneficially own the 4,300,000 Class A Common Shares and 15,168,193 Class B Common Shares held by Ctrip Investment, which represent approximately 13.9% of the total outstanding Common Shares or approximately 21.4% of the aggregate voting power of the total outstanding Common Shares; and (iii) Ctrip may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 4,300,000 Class A Common Shares and 15,168,193 Class B Common Shares held by Ctrip Investment, which represent approximately 13.9% of the total outstanding Common Shares or approximately 21.4% of the aggregate voting power of the total outstanding Common Shares.

If the ROFO Purchases are consummated, the Ctrip Filing Persons will beneficially own (i) 4,863,847 Class A Common Shares (including Class A Common Shares represented by ADSs), and (ii) 22,957,502 Class B Common Shares, which represent approximately 19.9% of the total outstanding Common Shares.

The percentages set forth above in subsection (a) of this Item 11 are calculated based on 74,279,018 Class A Common Shares and 65,638,557 Class B Common Shares, in each case, outstanding as of April 26, 2018, as set forth in the Company’s Annual Report.

The Filing Persons may be deemed to be a “group” pursuant to Section 13(d) of the Exchange Act as a result of entering into the Consortium Agreement.

(b)         Securities Transaction.

On April 12, 2018, Ocean Imagination acquired (i) 538,764 Class A Common Shares (including 438,764 Class A Common Shares represented by 219,382 ADSs), and (ii) 8,599,211 Class B Common Shares, which represent approximately 6.5% of the total outstanding Common Shares from CDH Venture Partners II, L.P. pursuant to a certain purchase and voting agreement dated as of April 5, 2018 entered into by and between these parties on April 5, 2018. Additional information regarding the purchase could be found in the Schedule 13D filed by the Ocean Filing Persons on April 5, 2018. A copy of the purchase and voting agreement was filed as Exhibit 7.03 to the Schedule 13D.

Except as set forth above in subsection (b) of this Item 11, none of the Filing Persons has effected any transactions relating to the ADSs or Common Shares during the past 60 days.

Item 12     The Solicitation or Recommendation

The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchases may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. Accordingly, no solicitation or recommendation is being made relating to the ROFO Purchases or a Rule 13e-3 transaction.

Item 13     Financial Statements

(a)         Financial Information.

The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchases may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. The financial information furnished herein is derived from public disclosure of the Company and is included solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.  The Filing Persons did not participated in the preparation, review or public disclosure of such information in the Company’s filings and therefore makes no representation on the accuracy or completeness of such financial information. The Company’s business is primarily conducted in China and substantially all of its revenues are denominated in RMB. This Schedule 13E-3 contains translations of RMB into U.S. dollars at specific rates solely for the convenience of the reader. The conversion from RMB to U.S. dollars in financial information for the fiscal year ended and as of December 31, 2017 is based on a rate of RMB6.5063 to US$1.00, as set forth in the H.10 statistical release published by the Board of Governors of the Federal Reserve System. The Filing Persons make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.

Selected Historical Financial Information

The following sets forth summary historical consolidated financial information of the Company for each of the three fiscal years ended December 31, 2015, 2016 and 2017. The historical financial information has been derived from the Company’s audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in the Company’s annual report on Form 20-F for the year ended December 31, 2017, beginning on page F-1, which are incorporated into this Schedule 13E-3 by reference.

The Company’s historical results do not necessarily indicate results expected for any future periods. The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with the Company’s consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included in the Company’s annual report on Form 20-F for the year ended December 31, 2017, which are incorporated into this Schedule 13E-3 by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of such annual report.

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	USD
	(in thousands, except percentages, shares, per share and per ADS data)
Net revenues	1,450,630	2,108,944	2,739,522	421,057
Cost of revenues	(1,137,978)	(1,515,281)	(1,880,349)	(289,004)
Gross profit	312,652	593,663	859,173	132,053
Selling and marketing expenses:
Third party	(48,869)	(67,789)	(122,768)	(18,869)
Related party	(16,190)	(29,399)	(16,264)	(2,500)
Total selling and marketing expenses	(65,059)	(97,188)	(139,032)	(21,369)
General and administrative expenses	(183,549)	(251,938)	(270,670)	(41,601)
Other operating income	10,764	10,310	3,763	578
Total operating expenses	(237,844)	(338,816)	(405,939)	(62,392)
Income from operations	74,808	254,847	453,234	69,661
Interest income	2,653	8,414	14,962	2,300
Interest expense:
Third party	(109,566)	(206,425)	(273,589)	(42,050)
Related party	(14,203)	(18,534)	(6,996)	(1,075)
Total interest expense	(123,769)	(224,959)	(280,585)	(43,125)
Gain from waiver of warrants	16,870	—	—	—
Gain from sale of cost method investment	803,060	—	—	—
Other income, net	10,205	1,444	1,957	301
Early extinguishment of debt costs	—	—	(19,977)	(3,070)
Income before income taxes	783,827	39,746,087	169,591	26,066
Provision for income taxes	(87,488)	(6,611)	(47,375)	(7,281)
Net income	696,339	33,135	122,216	18,784
Change in cumulative foreign currency translation adjustment, net of tax of nil	73,410	(31,353)	78,657	12,089
Comprehensive income	769,749	1,782	200,873	30,874
Basic net income per common share	5.49	0.24	0.88	0.14
Diluted net income per common share	5.42	0.24	0.88	0.13
Cash and cash equivalents	2,610,088	529,519	671,350	103,185
Restricted cash	206,944	257,059	612,122	94,081
Total current assets	3,427,263	1,941,705	3,364,457	517,108
Property and equipment, net	4,096,618	5,723,569	7,057,045	1,084,648
Vehicle purchase deposits	216,728	420,923	367,840	56,536
Total assets	7,800,920	8,160,959	10,928,462	1,679,674
Accounts payable	785,899	179,878	617,870	94,965
Short-term debt due to third parties	803,132	926,219	2,557,446	393,072
Short-term debt due to a related party	—	—	100,000	15,370
Total current liabilities	1,881,994	1,396,109	3,727,594	572,921
Long-term debt due to third parties	1,669,453	2,667,823	2,957,056	454,491
Long-term debt due to a related party	300,000	100,000	—	—
Total liabilities	3,852,847	4,169,830	6,721,915	1,033,139
Total shareholders’ equity	3,948,073	3,991,130	4,206,547	646,534
Total liabilities and shareholders’ equity	7,800,920	8,160,959	10,928,462	1,679,674

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges for the years ended December 31, 2015, 2016 and 2017 was 0.60, 1.13 and 1.62, respectively.

Net Book Value per Share of the Company’s Shares

The net book value per Share as of December 31, 2017 was US$4.66 (based on the weighted average number of issued and outstanding Shares as of that date).

Information incorporated herein by reference has been filed or furnished by the Company with the SEC as stated above. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at +1 (800) SEC-0330. Copies of such materials may also be accessed through the SEC’s website at http://www.sec.gov.

(b)         Pro Forma Information.

After the completion of the Ocean Proposed Transaction, the Ocean Consortium plans to maintain the independent operations of the Company. Therefore, the Ocean Proposed Transaction will not have any material effect on the Company’s financial statements.

Item 14     Persons/Assets, Retained, Employed, Compensated or Used

The Filing Persons are filing this Schedule 13E-3 because the ROFO Purchases may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Ocean Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Ocean Proposal or the Ocean Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Ocean Proposed Transaction will be entered into or consummated. Accordingly, at this time, no persons are employed, retained or to be compensated, and no assets have been or will be employed or used, in connection with the ROFO Purchases or a Rule 13e-3 transaction that would be responsive to this item.

Item 15     Additional Information

Not applicable.

Item 16     Exhibits

(a)         Not applicable

(b)         Not applicable

(c)          Not applicable

(d) - (1)        Proposal from OLPL, dated April 2, 2018, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by the Ocean Filing Persons and other filing parties therein with the SEC on April 5, 2018.

(d) - (2)        Consortium Agreement, dated as of April 6, 2018, executed by Ctrip Investment and Ocean Imagination, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D/A filed by the Ocean Filing Persons and other filing parties therein with the SEC on April 10, 2018.

(f)           Not applicable

(g)          Not applicable

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2018

CTRIP INVESTMENT HOLDING LTD.

By:	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Director

C-TRAVEL INTERNATIONAL LIMITED

By:	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Director

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Chief Financial Officer

OCEAN IMAGINATION L.P. a Cayman Islands exempted limited partnership

By:	Ocean Voyage L.P.
its General Partner

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN VOYAGE L.P. a Cayman Islands exempted limited partnership

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN GENERAL PARTNERS LIMITED

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

TIANYI JIANG

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang

NANYAN ZHENG

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng

Exhibit Index

(a)         Not applicable

(b)         Not applicable

(c)          Not applicable

(d) - (1)   Proposal from OLPL, dated April 2, 2018, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by the Ocean Filing Persons and other filing parties therein with the SEC on April 5, 2018.

(d) - (2)   Consortium Agreement, dated as of April 6, 2018, executed by Ctrip Investment and Ocean Imagination, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D/A filed by the Ocean Filing Persons and other filing parties therein with the SEC on April 10, 2018.

(f)           Not applicable

(g)          Not applicable

Annex A

Directors and Executive Officers of Each Filing Person

1.              The Directors and Executive Officers of the Ctrip Filing Persons

Ctrip Investment, C-Travel and Ctrip are exempted company organized under the laws of the Cayman Islands. Ctrip Investment is wholly-owned by C-Travel, and C-Travel is wholly-owned by Ctrip. The principal business of Ctrip Investment and C-Travel is investment activities. Ctrip is a company listed on the NASDAQ Global Select Market. The business address and telephone number for each of Ctrip Investment, C-Travel and Ctrip is c/o 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, +86 21 3406 4880.

The following table sets forth information regarding the directors of Ctrip Investment and C-Travel as of the date of this Schedule 13E-3.

Name	Present Principal Occupation	Business Address
Directors:
Cindy Xiaofan Wang	Chief Financial Officer and Executive Vice President of Ctrip	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Executive Officers:
N/A

The following table sets forth information regarding the directors and executive officers of Ctrip as of the date of this Schedule 13E-3.

Name	Present Principal Occupation	Business Address
Directors:
James Jianzhang Liang	Co-founder, Executive Chairman of the Board	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Min Fan	Co-founder, Vice Chairman of the Board and President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Jane Jie Sun	Chief Executive Officer and Director	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Qi Ji	Co-founder, Independent Director	No. 2266 Hongqiao Road, Changning District, Shanghai 200335, People’s Republic of China
Gabriel Li	Vice Chairman of the Board, Independent Director	Suite 6211-12, 62/F, The Center, 99 Queen’s Road Central, Hong Kong
JP Gan	Independent Director	4205-4206, 42/F, Gloucester Tower, The Landmark, Central, Hong Kong
Robin Yanhong Li	Director	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Herman Yu	Director	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Neil Nanpeng Shen	Co-founder, Independent Director	Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong
Executive Officers:
Cindy Xiaofan Wang	Chief Financial Officer and Executive Vice President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Maohua Sun	Chief Operating Officer and Executive Vice President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Xing Xiong	Executive Vice President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China

During the past five years, none of Ctrip Investment, C-Travel, Ctrip or any of the persons listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

2.              The Directors and Executive Officers of the Ocean Filing Persons

Neither Ocean Imagination L.P. nor Ocean Voyage L.P. has executive officers or directors.

The names of the directors and the names and titles of the executive officers of Ocean General Partners Limited and their principal occupations are set forth below.

Name	Present Principal Occupation	Business Address
Directors:
Chi Zhang	Director	Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong
James Jianzhang Liang	Director	Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong
Nanyan Zheng	Management	Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong
Tianyi Jiang	Management	Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong
Executive Officers:
N/A

During the past five years, none of Ocean GP, Ocean Voyage, Ocean Imagination or any of the persons listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.